Exhibit 99.2

CUBIST PHARMACEUTICALS, INC.

COMPENSATION COMMITTEE CHARTER

Effective as of December 13, 2005

A.            Charter.

This charter (this “Charter”) governs the operations of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Cubist Pharmaceuticals, Inc. (the “Company”).  At least annually, the Committee shall review and reassess this Charter and recommend any proposed changes to the Board for approval.

B.            Purpose of Committee.

The Committee shall be appointed by the Board to:

(1)                                Oversee the Company’s compensation philosophy and policies generally and ensure that compensation decisions represent sound fiscal policy and enable the Company to attract, motivate, and retain qualified personnel.

(2)                                Advise the Board on, and facilitate  the Board’s oversight of,  the compensation of the Board, the Company’s Chief Executive Officer (the “CEO”), and the executive officers of the Company ( the “Senior Executives”).

(3)                                Produce an annual report of the Compensation Committee on the compensation of the CEO and the Senior Executives, which shall be included in the Company’s annual Proxy Statement pursuant to applicable rules and regulations promulgated from time to time.

C.            Members and Qualifications.

(1)                                The members of the Committee shall be appointed and replaced by the Board upon the recommendation of the Company’s Corporate Governance and Nominating Committee.  The Committee shall be composed of at least three directors, each of which is independent from the management of the Company.  The Corporate Governance and Nominating Committee shall make an affirmative determination that the members of the Committee meet applicable standards of independence.

(2)                                The Chairman of the Committee shall be appointed and replaced by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

D.            Meetings.

(1)                                The Committee shall meet separately from the Board; provided, however, the Committee may meet immediately before or after any meeting of the Board.

(2)                                The Committee may hold meetings at such times and locations as the Committee may determine.  The Committee shall meet as often as deemed necessary in order to perform its responsibilities, but in no event less than twice per year.

(3)                                At any meeting of the Committee, a majority of its members shall constitute a quorum.  When a quorum is present at any meeting, a majority of Committee members present may take any action, except where a larger vote is expressly required by law or by the Certificate of Incorporation of the Company, as amended from time to time, or by the By-laws of the Company, as amended from time to time.

(4)                                The Committee may establish rules and procedures for the conduct of its meetings that are consistent with this Charter.

(5)                                The Committee shall regularly have “executive sessions” without members of management present.

E.             Committee Authority and Responsibilities.

(1)                                The Committee shall have the authority to select, retain and terminate compensation consultants.

(2)                                The Committee shall also have the authority to obtain advice from internal or external legal, accounting, or other advisors in order to:

•                  Design programs to be strategic and cost-effective.

•                  Keep informed of compensation trends;

•                  Compare the compensation for similar positions in comparable companies; and

•                  Work effectively with the Company’s management to understand and address the compensation issues facing the Company.

(3)                                  The Committee shall have the resources and authority appropriate to discharge its responsibilities in accordance with this Charter.

(4)                                Costs incurred by the Committee in performing its functions under this Charter shall be borne by the Company, subject to prior approval by the Board or the CEO of any significant expense.  Any significant expenses incurred by the Committee shall be reported to the Board.

(5)                                The Committee may form and delegate authority to sub-committees, if and when appropriate.

(6)                                The Committee shall make regular reports to the Board, as appropriate, but in no event less than annually.

(7)                                The Committee shall review and recommend to the Board goals and objectives for the Company and CEO.

(8)                                The Committee shall annually evaluate, with input from multiple, relevant sources, the performance of the CEO, including the CEO’s performance against goals and objectives previously approved by the Board, and discuss such evaluation with the Board.

(9)                                Based on its evaluation of the CEO’s performance, the Committee shall recommend to the Board appropriate compensation for the CEO and discuss such recommendation with the Board.  The Board shall set CEO compensation.

(10)                          The Chairman of the Committee shall deliver to the CEO his/her annual performance evaluation and any compensation-related decisions of the Board.

(11)                          The Committee shall review with the CEO, the performance and total compensation of the executive officers of the Company.

(12)                          The Committee shall administer the Company’s stock option plans.

(13)                          The Committee shall recommend to the Board the total compensation for the Board.  The Board shall set Board compensation.

(14)                          The Committee shall annually review all compensation-related matters outside the ordinary course, including but not limited to employment contracts, change-in-control provisions, and severance arrangements.

(15)                          The Committee shall produce an annual report of the Compensation Committee, which shall be included in the Company’s annual Proxy Statement pursuant to applicable rules and regulations promulgated from time to time.

F.                                      Effectiveness of the Committee.

On a regular basis, as appropriate, but in no event less often than annually, the Committee shall consider whether it should take any steps to improve the effectiveness of the Committee including, among other things, whether this Charter should be modified.